Mail Stop 4561
Via Fax (724) 514-9494

March 31, 2009

Maria T. Shields
Chief Financial Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

      Re: **Ansys, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed on February 27, 2009
                File No. 000-20853

Dear Ms. Shields:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 46

1.   We note that your Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are "effective to ensure that information required to be disclosed by the Company in reports filed or

submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Your statement where you conclude on the effectiveness of the Company's disclosures controls and procedures does not provide the entire definition of disclosure controls and procedures. Please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either (1) provide the entire definition or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the rule. We refer you to Exchange Act Rule 13a-15(e). Please apply this comment to your future filings.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

2.   We note from your response to comment 3 in your letter dated May 22, 2006 that "[t]he Company has consistently realized a high pcs renewal rate, charges customers the amount in the published price list for pcs renewal (or, in the case of the Discounted Class, the discounted price) and, as a result, uses the published price list (or, in the case of the Discounted Class, the discounted price) as vendor specific objective evidence of pcs in using the residual method of revenue recognition under SOP 97-2." Please clarify what you mean by "high pcs renewal rate." In this regard, tell us the volume of stand alone sales used to establish VSOE of PCS and tell us what percentage of customers that renew PCS at the published price list rate. Also, please explain further how you determine VSOE of PCS for the "discounted class" of customers. In this regard, tell us whether you offer a standard discount to each customer based on geographical location. If the discount rates vary from customer to customer, then please explain further how you are able to reasonably establish VSOE pursuant to paragraph 10 of SOP 97-2.

3.   We also note that the Company provides training, support and other services. Tell us if you consider these services to be part of your multiple element arrangements and, if so, tell us how you determine VSOE of such services pursuant to paragraph 10 of SOP 97-2. Alternatively, if you account for these services as separate arrangements apart from the license sales, then please explain further how you made this determination and specifically how you applied the guidance

in TPA 5100.39 in accounting for these services. In your response, please include the volume of stand alone sales used in your VSOE analysis, as applicable.

4.   We note that revenue for channel partner sales is recorded on a net basis (the amount actually received by the Company from the channel partner). Please explain why the amount received from the channel partner is considered a "net amount." Also, we note from your disclosures on page 13 that the channel partners offer consulting services and provide the first line of technical support to the end-user customer. Please tell us whether you recognize revenue for consulting and PCS services from licenses sold through your channel partners and tell us whether this represents services provided to your channel partners or to the end-user customer.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

    You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at
(202) 551-3499 if you have any questions regarding the above comments.

                                                    Sincerely,

                                                    Kathleen Collins
                                                    Accounting Branch Chief